December 3, 2024

Robert D. Bondurant
President and Chief Executive Officer
Martin Midstream Partners L.P.
4200 B Stone Road
Kilgore, TX 75662

       Re: Martin Midstream Partners L.P.
           DEFA14A filed October 22, 2024
           File No. 000-50056
Dear Robert D. Bondurant:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

DEFA14A filed December 2, 2024
General

1. Refer to your statement in the Unitholder Letter that "[d]uring the review, the
       Conflicts Committee met with Nut Tree and Caspian on several occasions and took into account their proposals." In your response letter and in future filings, please reconcile this statement with the disclosure in your definitive proxy statement indicating that the Conflicts Committee had its financial advisor, Houlihan Lokey, meet with representatives of Nut Tree and Caspian on July 1, 2024, and that on July
       22 and 24, Houlihan Lokey, at the direction of and on behalf of the Conflict
       Committee, communicated with Nut Tree and Caspian via email. Alternatively, please expand the disclosure in your definitive proxy statement to describe the "several occasions" on which the Conflicts Committee met with Nut Tree and Caspian.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-
 December 3, 2024
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551-3444.



                   Sincerely,

                   Division of Corporation Finance
                   Office of Mergers & Acquisitions